PRICER



Interim Report
January – June 2003


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
SECTION

- **Net sales of SEK 27.8M (38.2)**
- **Result after tax of SEK -30.5M (-27.6)**
- **Result per share SEK -0.09 (-0.08)**
- **Improved gross margin of 18 per cent (15)**
- **Operating result SEK -29.5M (-24.8)**
- **Orders received worth SEK 9.6M (40.8)**
- **Liquid funds of SEK 39.3M (98.9)**
- **Pricer selected by Carrefour as supplier of a strategically important installation**
- **Joint venture with Ishida for development of future ESL systems**
- **The Board of Directors is analysing Pricer's future financing and is of the opinion that it will be solved**

Operations

During the quarter, the French retail chain Carrefour S.A. selected Pricer to equip its Saint Herblain hypermarket in Nantes with approximately 45,000 ESL labels (Electronic Shelf Labels). The installation is a step in Carrefour's evaluation of ESL suppliers. The store will be fully equipped with Pricer's ESL system and the installation is expected to be completed late August/early September. Pricer's collaboration with the Metro retail chain continues and an order for an installation in an additional newly-constructed store within the Cash and Carry segment was received during the second quarter. Pricer also received a second order from Leclerc which relates to a hypermarket in Lecasud.

During the quarter, Pricer and Ishida made an agreement to form a joint venture. The main objective of the jointly-owned company is to continue to develop Pricer's ESL system with the aid of new technology. This is to meet the demands for the future, mainly in Japan but also for other markets all over the world. The company has its registered office in Sollentuna, Stockholm. It has both Japanese and Swedish staff who have already started the development work.

To enable the company to meet customer needs for new high quality and customized software for the Pricer system, Pricer is collaborating with Appulse Retail Solutions. The company is based in India and specialises in development and support of software for the retail trade. During the quarter, Pricer entered as a partner with a 10 per cent stake in the company and has an option to increase its ownership to 51 per cent.

During the first six months, Pricer increased its activities in the American market where, in Pricer's opinion, the interest in ESL systems has increased, based on an increased number of enquiries. These activities have contributed to concrete discussions about stronger representation in the form of a partner in the American market. These are expected to be completed during the current quarter.

In Japan, Pricer's partner Ishida continued to make installations at the same pace as before. Ishida has received an important order relating to a roll-out for 100 stores from one of the major Japanese retail chains. This order will probably not involve an increase in orders received for Pricer, as it is within the scope of the fixed order placed by Ishida for the coming three year period. Under the quarter installations have begun at the leading Japanese retail chain Ito-Yokado.

Pricer's strategy with strong sales partners combined with its own direct sales organisation, which works certain markets and large international customers, stands. As a result of the growing interest in ESL systems of the global chains, Pricer is increasingly focusing its time and resources on this segment. A number of these retail chains discuss extensive installations with large volumes, which means that the decision making process can be time-consuming. These chains are also further ahead in the process, in which the evaluation rather concerns the selection of supplier than an evaluation of the ESL concept *per se*.

Orders received amounted to SEK 7.4M (18.1) for the quarter and to SEK 9.6M (40.8) for the first six months. Orders were mainly received from the German company Metro, the French retail chain Carrefour, and the Nordic market.

At the end of the period, the backlog amounted to approximately SEK 218M (292) equivalent to about USD 27.2M (31.9). The backlog includes an order received from Ishida during 2001, for delivery to 2007 inclusive. Of this, SEK 203M (USD 25.4M) remains to be delivered until 2007 inclusive. The backlog also includes an order for approximately SEK 3M from Pricer's partner in Korea, Korealink. The order was received in 2000 but Pricer believes there is some uncertainty surrounding the fulfilment of this order. The majority of Pricer's orders are made in USD and currency fluctuations affected the valuation of the backlog in SEK.

Market

According to Pricer's evaluation, the market continues to grow with regard to an increase in the total installed base and more concrete interest from a number of large retail chains.

As previously announced, a large British retail chain and also a French chain have decided to install ESL systems. Early this summer, a Japanese retail chain also decided in favour of a so called roll-out. This has led to a significant increase in interest in ESL systems from other retail chains and the number of enquiries made to ESL operators has increased. These negotiations and evaluations relate to large volumes and are relatively complicated which can result in protracted decision–making processes.

Other retail chains, including Carrefour, have also begun evaluations of systems and suppliers. This means that all ESL operators have intensified their marketing activities. Pricer is included in several ongoing evaluations of ESL suppliers.

During the quarter, retail chains in Spain, Italy and Portugal have invited companies to issue tenders, where Pricer is participating in the process.

Net sales and results

Net sales amounted to SEK 14.4M (20.5) for the quarter and to SEK 27.8M (38.2) for the first six months. The fall compared with 2002 is mainly due to reduced deliveries to Korea and the Nordic market. A large proportion of invoicing is made in USD and was affected by the negative foreign exchange rate in the first half of 2003.

The gross result amounted to SEK 2.5M (2.3) for the quarter and to SEK 5.1M (5.9) for the first six months. The gross margin amounted to 17 per cent (11) for the quarter and to 18 per cent (15) for the first six months. The downward exchange rate for the USD affected the gross result and the gross margin negatively.

Operating expenses amounted to SEK 15.5M (14.0) for the quarter and to SEK 34.6M (30.7) for the first six months. The increased operating costs are mainly due to additional investment in research and development. A number of development projects for customer-adapted products have been started.

The operating result amounted to SEK -13.0M (-11.7) for the quarter and SEK -29.5 (-24.8) for the first six months.

Net financial income and expenses was SEK -1.2M (-2.2) for the quarter and to SEK -1.0M (-2.8) for the first six months.

The net result amounted to SEK -14.2M (-13.9) for the quarter and to SEK -30.5M (-27.6) for the first six months.

Net sales and operating result, SEK M

	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	14.4	20.5	27.8	38.2
Cost of goods sold	-11.9	-18.2	-22.7	-32.3
Gross profit	2.5	2.3	5.1	5.9
Expenses	-15.5	-14.0	-34.6	-30.7
Operating result	-13.0	-11.7	-29.5	-24.8
Gross margin, %	17 %	11 %	18 %	15 %

Financial position

The cash flow from current operations was SEK -19.7M (-16.9) for the second quarter and SEK -27.8M (-36.4) for the first six months. Liquid funds amounted to SEK 39.3M (98.9).

The cash flow for the first six months is less positive than anticipated mainly due to the sales trend. The negative USD exchange rate also affected the gross result. Increased demand for customer adaptations and adaptations to different geographic markets together with the development of new products has resulted in increased costs for product development.

The change in working capital was SEK -6.7M (-4,8) for the second quarter and SEK 1.3 M (-13.7) for the first six months. For the second quarter, the change in working capital is mainly affected by a decrease in operating liabilities and an increase in inventories relating to the French market.

Expenses of SEK 1.1M for the divestment of Intactix were charged to the cash flow of investment operations, but not the result, during the first six months. Costs of approximately SEK 5M remain for the phasing out of the Intactix Group. This amount has been entered as a liability. The size of the liability is affected by the development of the USD.

The county administrative court in Sweden has delivered a judgement of changed assessment relating to VAT on issue costs of SEK 3.4M, which were declared in 1999 in accordance with the opinion of the National Tax Board applicable at that time. Pricer has appealed against the decision and has paid the amount but not entered it as a liability. Should the decision of the highest court be the same as that of the tax authority, Pricer will report the payment directly against equity.

Board

The Board of Directors notes that with the current cash flow an additional capital contribution to the company will be required. The Board is looking into the matter and is of the opinion that the financing will be solved.

Capital expenditure

Total capital expenditure amounted to SEK 1.2M (0.4) for the quarter and to SEK 1.4M (0.6) for the first six months.

Personnel

During the quarter, the average number of employees amounted to 34 (39) whereas the number at 30 June 2003 amounted to 35 (37).

Parent company

During the first six months, the parent company's net sales amounted to SEK 27.5M (37.9) and the result before appropriations SEK -27.6M (-27.7). Capital expenditure amounted to SEK 1.3M (0.6). The parent company's liquid funds amounted to SEK 38.8M (97.0) as of 30 June 2003.

Accounting principles

This Interim Report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports.

Compared with the Annual Report 2002, the following new recommendations are applied from 1 January 2003: RR 2 Inventories, RR 22 Formulation of financial reports, RR 25 Reporting for segments, RR 26 Events after the balance sheet date, RR 27 Financial instruments – information and classification, and RR 28 Government support. The application of these recommendations has not had any significant impact on the company's results, financial position or the periods of comparison.

Otherwise, the same accounting principles have been applied for this Interim Report as for the latest adopted Annual Report.

Forecast

According to Pricer's evaluation, the market continues to grow with regard to an increase in the total installed base and more specific interest from a number of large retail chains. The Board of Directors is of the opinion that the total market for ESL systems is facing a breakthrough. Concerning Pricer, it is a matter of successfully achieving the largest possible share of the market. However, the Board has been too optimistic in its assessment of the time and complexity in the evaluations and negotiations with the large retail chains. The Board, therefore, has changed it previous opinion that Pricer's operations would generate a positive cash flow during the first six months of 2004. In the new forecast, the date for a positive cash flow has been postponed by approximately one year. As a result, the issue of the company's long-term financing is again on the agenda. The Board is addressing the matter and is of the opinion that the required funding will be arranged.

This forecast has been changed from the Interim Report for the first quarter published in May 2003.

Next reporting date

The Interim Report for January-September 2003 will be published on 14 November 2003.

Sollentuna, 21 August 2003
Pricer AB (publ)

Jan Forssjö
President

We have reviewed this Interim Report in accordance with the recommendation issued by the Swedish Institute of Authorised Public Accountants, FAR. A review is significantly limited compared with an audit. Nothing has emerged which indicates that the Interim Report does not comply with the requirements in the Annual Accounts Act.

Stockholm, 21 August 2003

Per Bergman	*Kari Falk*
Authorised Public Accountant	*Authorised Public Accountant*

For further information, please contact:

Jan Forssjö, President of Pricer AB: +46 08-505 582 00

Pricer AB (publ), *founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 350 stores in three continents. Customers include the second largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's web site. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 (0)8 505 582 00
Organization number: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY Amounts in SEK M	Q 2 2003	Q 2 2002	Half year 2003	Half year 2002	Full year 2002
Net sales	14.4	20.5	27.8	38.2	73.9
Cost of goods sold	-11.9	-18.2	-22.7	-32.3	-59.9
Gross result	**2.5**	**2.3**	**5.1**	**5.9**	**14.0**
Sales and administrative expenses	-11.1	-10.5	-23.6	-23.6	-44.1
Research and development expenditure	-4.4	-3.5	-11.0	-7.1	-14.7
Operating result	**-13.0**	**-11.7**	**-29.5**	**-24.8**	**-44.8**
Financial income and expenses, net	-1.2	-2.2	-1.0	-2.8	-1.7
Result after financial items	**-14.2**	**-13.9**	**-30.5**	**-27.6**	**-46.5**
Other taxes	-	-	-	-	-
Net result for the period	**-14.2**	**-13.9**	**-30.5**	**-27.6**	**-46.5**

Result per share, number of shares	Q 2 2003	Q 2 2002	Half year 2003	Half year 2002	Full year 2002
Result per share in SEK	-0.04	-0.04	-0.09	-0.08	-0.16
Result per share in SEK, with full dilution	-0.04	-0.04	-0.09	-0.08	-0.16
Number of shares, millions*	332.3	332.3	332.3	332.3	299.9
Number of shares, millions, with full dilution	357.9	357.9	357.9	357.9	356.2

SALES BY GEOGRAPHIC MARKET** Amounts in SEK M	Q 2 2003	Q 2 2002	Half year 2003	Half year 2002	Full year 2002
The Nordic countries	1.8	5.7	3.7	7.8	13.9
Other European countries	3.8	7.3	6.7	9.6	24.5
Asia	8.7	7.4	17.3	20.7	35.3
The rest of the world	0.1	0.1	0.1	0.1	0.2
Total sales	**14.4**	**20.5**	**27.8**	**38.2**	**73.9**

**When preparing the accounts for the first six months of 2002, the paid up proportion of the share capital was not included in the calculation.*

The shares were later forfeited and the share capital reduced. The forfeited shares have not been included in the previous year.

*** Pricer is currently working exclusively with one identifiable primary segment, operation, and therefore, only reports sales distributed by region.*

CONSOLIDATED BALANCE SHEET-SUMMARY

Amounts in SEK M	2003-06-30	2002-06-30	2002-12-31
Patent and licence rights	14.4	17.3	15.9
Total intangible fixed assets	**14.4**	**17.3**	**15.9**
Tangible fixed assets	4.2	3.0	3.6
Total fixed assets	**18.6**	**20.3**	**19.5**
Inventories	11.7	6.1	10.0
Current receivables	22.7	30.4	27.0
Liquid funds	39.3	98.9	70.5
Total current assets	**73.7**	**135.4**	**107.4**
TOTAL ASSETS	**92.3**	**155.7**	**127.0**
Shareholders' equity	**57.5**	**108.5**	**88.0**
Minority shareholding	**0,2**	**-**	**-**
Provisions	**5.0**	**8.1**	**6.6**
Other current non-interest-bearing liabilities	29.6	39.1	32.4
Total liabilities	**29.6**	**39.1**	**32.4**
TOTAL EQUITY, PROVISIONS AND LIABILITIES	**92.3**	**155.7**	**127.0**
Pledged assets*	33.9	36.9	33.9
Equity per share, SEK	0.17	0.33	0.26
Equity per share with full dilution, SEK	0.17	0.33	0.26

CHANGE IN EQUITY Amounts in SEK M	**2003-06-30**	**2002-06-30**	**2002-12-31**
Equity at the start of the period	**88.0**	**43.2**	**43.2**
New share issue	-	**92.9**	**91.1**
Warrant programme, employees	0.0	0.0	0.3
Translation difference	0.0	0.0	-0.1
Net result for the period	-30.5	-27.6	-46.5
Equity at the period end	**57.5**	**108.5**	**88.0**

** During the third quarter, pledged assets have been reduced to SEK 10.7M.*

CONSOLIDATED CASH FLOW STATEMENT-SUMMARY Amounts in SEK M	Q 2 2003	Q 2 2002	Half Year 2003	Half year 2002	Full year 2002
Result after financial items	-14.2	-13.9	-30.5	-27.6	-46.5
Adjustment for items which are not included in the cash flow	1.2	1.8	1.4	4.9	3.2
Change in working capital	-6.7	-4.8	1.3	-13.7	-26.0
Cash flow from current operations	**-19.7**	**-16.9**	**-27.8**	**-36.4**	**-69.3**
Cash flow from investment operations	**-2.3**	**-0.9**	**-2.5**	**-1.1**	**-2.9**
Cash flow from financial operations	**0.0**	**72.9**	**0.0**	**67.6**	**70.1**
Cash flow in the period	**-22.0**	**55.1**	**-30.3**	**30.1**	**-2.1**
Liquid funds at the start of the period	61.7	46.9	70.5	72.8	72.8
Exchange difference in liquid funds	-0.4	-3.1	-0.9	-4.0	-0.2
Liquid funds at the end of the period	**39.3**	**98.9**	**39.3**	**98.9**	**70.5**
Less blocked bank deposits	-0.2	-3.2	-0.2	-3.2	-0.2
Unutilised overdraft facility	2.9	3.1	2.9	3.1	3.1
Disposable funds at the end of the period	**42.0**	**98.8**	**42.0**	**98.8**	**73.4**

KEY FIGURES, Group Amounts in SEK M	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002
Orders received	7.4	2.2	9.3	4.9	18.1
Orders received, moving four quarters	23.8	34.5	55.0	52.3	354.5
Net sales	14.4	13.4	22.0	13.7	20.5
Net sales, moving four quarters	63.5	69.6	73.9	62.7	56.8
Operating result	-13.0	-16.5	-11.7	-8.4	-11.7
Operating result, moving four quarters	-49.6	-48.3	-44.9	-59.1	-71.1
Net result for the period	-14.2	-16.3	-10.9	-8.0	-13.9
Cash flow from current operations	-19.7	-8.1	-11.5	-21.6	-16.9
Cash flow from current operations, moving four quarters	-60.9	-58.1	-69.5	-73.8	-67.4
Number of employees at the period end	35	33	32	31	37
Equity ratio	62%	63%	69%	72%	70%


Net sales, MSEK
80
70
60
50
40
30
20
10
0
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Pricer Group
Moving 4 quarters Pricer


Operating result MSEK
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
0
-25
-50
-75
-100
Pricer Group
Moving 4 quarters, Pricer


Cash flow from operations, MSEK
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Operating cash flow each Q
0
-10
-20
-30
-40
Moving 4 quarters
0
-25
-50
-75
-100
Pricer Group
Moving 4 quarters


Number of employees
50
40
30
20
10
0
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03


Order Entry, MSEK
450
400
350
300
250
200
150
100
50
0
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Pricer Group
Moving 4 quarters


Net result, MSEK
0
-25
-50
-75
50
25
0
-25
-50
-75
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Pricer Group
Moving 4 quarters